UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

LDR Holding Corporation
(Name of Issuer)

$0.001 par value common stock
(Title of Class of Securities)

50185U105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 50185U105	Page 2 of 14 Pages

1.	Names of Reporting Persons. PTV Sciences II, L.P. I.R.S. Identification Nos. of above persons (entities only). EIN 20-4736917
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 941,171 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 941,171 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,171 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 50185U105	Page 3 of 14 Pages

1.	Names of Reporting Persons. Pinto Technology Ventures, L.P. I.R.S. Identification Nos. of above persons (entities only). EIN 27-0049242
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,098,771 (See Item 4)
	7.	Sole Dispositive Powe -0-
	8.	Shared Dispositive Power 1,098,771 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,098,771 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 50185U105	Page 4 of 14 Pages

1.	Names of Reporting Persons. Pinto Technology Ventures GP II, L.P. I.R.S. Identification Nos. of above persons (entities only). EIN 20-4736900
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 941,171 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 941,171 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,171 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 50185U105	Page 5 of 14 Pages

1.	Names of Reporting Persons. Pinto Technology Ventures GP, L.P. I.R.S. Identification Nos. of above persons (entities only). EIN 27-0049236
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,098,771 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,098,771 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,098,771 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 50185U105	Page 6 of 14 Pages

1.	Names of Reporting Persons. Pinto TV GP Company LLC I.R.S. Identification Nos. of above persons (entities only). EIN 43-2059018
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,039,942 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,039,942 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,942 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 50185U105	Page 7 of 14 Pages

1.	Names of Reporting Persons. Matthew Crawford I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,039,942 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,039,942 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,942 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 50185U105	Page 8 of 14 Pages

1.	Names of Reporting Persons. Rick Anderson I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,039,942 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,039,942 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,942 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

LDR Holding Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

13785 Research Boulevard, Suite 200
Austin, Texas 78750

Item 2.

(a)	Name of Person(s) Filing:

This statement on Schedule 13G is filed by PTV Sciences II, L.P. (“PTVS II”), Pinto Technology Ventures, L.P. (“PTV”), Pinto Technology Ventures GP II, L.P. (“PTV GP II”), Pinto Technology Ventures GP, L.P. (“PTV GP”), Pinto TV GP Company LLC (“TV GP”), Matthew Crawford (“Mr. Crawford”) and Rick Anderson (“Mr. Anderson” and, collectively with PTVS II, PTV, PTV GP II, PTV GP, TV GP and Mr. Crawford, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 3600 N. Capital of Texas Highway, Building B, Suite 245, Austin, Texas 78746.

(c)	Citizenship:

PTVS II	Delaware
PTV	Delaware
PTV GP II	Delaware
PTV GP	Delaware
TV GP	Delaware
Mr. Crawford	U.S. Citizen
Mr. Anderson	U.S. Citizen

(d)	Title of Class of Securities:

common stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number: 50185U105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

9

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons (1)	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
PTVS II	941,171	0	941,171	0	941,171	941,171	3.9%
PTV	1,098,771	0	1,098,771	0	1,098,771	1,098,771	4.6%
PTV GP II	0	0	941,171	0	941,171	941,171	3.9%
PTV GP	0	0	1,098,771	0	1,098,771	1,098,771	4.6%
TV GP	0	0	2,039,942	0	2,039,942	2,039,942	8.5%
Mr. Crawford	0	0	2,039,942	0	2,039,942	2,039,942	8.5%
Mr. Anderson	0	0	2,039,942	0	2,039,942	2,039,942	8.5%

(1) Pinto Technology Ventures GP, L.P. (“PTV GP”) is general partner of Pinto Technology Ventures, L.P. (“PTV”). Pinto TV GP Company LLC (“TV GP”) is the general partner of PTV GP. Each of Matthew Crawford and Rick Anderson is a manager of TV GP and is deemed to have beneficial ownership of the shares held by PTV.

Pinto Technology Ventures GP II, L.P. (“PTV GP II”) is the general partner of PTV Sciences II, L.P. (“PTVS II”). TV GP is the general partner of PTV GP II. Each of Matthew Crawford and Rick Anderson is a manager of TV GP and is deemed to have beneficial ownership of the shares held by PTVS II.

(2) This percentage is calculated based upon (i) 23,425,869 shares of Common Stock outstanding as of October 31, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013, and (ii) 650,669 shares of Common Stock issued by the Issuer on December 27, 2013, as disclosed by the Issuer in its Current Report on Form 8-K, filed on December 27, 2013 with the Securities and Exchange Commission.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 11, 2014

PTV Sciences II, L.P.
By:	Pinto Technology Ventures GP II, L.P
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto Technology Ventures GP II, L.P.
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto Technology Ventures, L.P.
By:	Pinto Technology Ventures GP, L.P.
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto Technology Ventures GP, L.P.
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto TV GP Company LLC

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

/s/ Matthew Crawford
Matthew Crawford

/s/ Rick Anderson
Rick Anderson

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

Dated:     February 11, 2014

PTV Sciences II, L.P.
By:	Pinto Technology Ventures GP II, L.P.
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto Technology Ventures GP II, L.P.
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto Technology Ventures, L.P.
By:	Pinto Technology Ventures GP, L.P.
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto Technology Ventures GP, L.P.
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto TV GP Company LLC

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

/s/ Matthew Crawford
Matthew Crawford

/s/ Rick Anderson
Rick Anderson